As filed with the Securities and Exchange Commission on ^ November 3, 1998
                                                      Registration No. 333-62223
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                        --------------------------------


                                SUN BANCORP, INC.
             (Exact Name of Registrant as Specified in its Charter)


         New Jersey                                              52-1382541
----------------------------                                 -------------------
(State or Other Jurisdiction                                   (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)


                  226 Landis Avenue, Vineland, New Jersey 08360
                                 (609) 691-7700
--------------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                   of Registrant's Principal Executive Office)


                            Mr. Philip W. Koebig, III
                            Executive Vice President
                                Sun Bancorp, Inc.
                  226 Landis Avenue, Vineland, New Jersey 08360
                                 (609) 691-7700
--------------------------------------------------------------------------------
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                  Please send copies of all communications to:


     John J. Spidi, Esq.                                Steven L. Kaplan, Esq.
   ^ MALIZIA, SPIDI, SLOANE & FISCH, P.C.             ^ ARNOLD & PORTER
     1301 K Street, N.W., Suite 700 East              ^ 555 Twelfth Street, N.W.
     Washington, D.C. 20005                             Washington, D.C.  20004


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this registration statement becomes effective.


^^
^


         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED NOVEMBER 3, 1998

                                 600,000 Shares


                                     [LOGO]


                                Sun Bancorp, Inc.

                                  Common Stock

                              --------------------

         Sun Bancorp, Inc., a New Jersey corporation (the "Company"), is offering for sale 600,000 shares of its common stock, $1.00 par value per share (the "Common Shares"), at a price of $__________ per share (the "Offering"). The Common Shares are currently quoted on the Nasdaq National Market under the symbol "SNBC." The last reported sale price of the Common Shares on the Nasdaq National Market as of October 30, 1998, was $21.00. See "Price Range of Common Shares; Dividends."

                              --------------------

Prospective investors should carefully consider the factors set forth in "Risk Factors" beginning on page 10 hereof.

                              --------------------

  THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK
     AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                      OTHER INSURER OR GOVERNMENTAL AGENCY.

                              --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                          CONTRARY A CRIMINAL OFFENSE.

=====================================================================================================================
                                                            Underwriting Discounts
                              Price to Public                and Commissions (1)              Proceeds to Company (2)
---------------------------------------------------------------------------------------------------------------------
Per Share......            $                            $                                     $
---------------------------------------------------------------------------------------------------------------------
Total(3).......            $                            $                                     $
=====================================================================================================================


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Underwriters will not receive any discounts or commissions on Common Shares purchased by officers, directors or their associates. See "Underwriting."
(2) Before deducting estimated expenses of the Offering of approximately $240,000 payable by the Company.
(3) The Company has granted the Underwriters an option to purchase up to ^ 90,000 additional Common Shares at the Price to Public less Underwriting Discounts and Commissions solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Commissions and Proceeds to Company will be $_____, $_____ and $_____, respectively. Advest, Inc. will receive a financial advisory fee of $75,000 in connection with the Offering.

                              --------------------
         The Common Shares are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the Offering without notice. It is expected that delivery of certificates representing the Common Shares will be made to the Underwriters on or about __________ ____, 1998.

                              --------------------

Advest, Inc.                                        Janney Montgomery Scott Inc.

               The date of this Prospectus is November ____, 1998.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                                       MAP




































     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES OFFERED HEREBY, INCLUDING STABILIZATION, THE PURCHASE OF COMMON SHARES TO COVER SYNDICATE SHORT POSITIONS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

         The following is a summary of certain information contained elsewhere in this Prospectus and in the documents incorporated by reference. This summary is not intended to be a summary of all information relating to the Offering and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained elsewhere in this
Prospectus, including the documents incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriters (as defined herein) will not exercise their over-allotment option.

                                   The Company

         The Company, a New Jersey corporation, is a bank holding company headquartered in Vineland, New Jersey. The Company's principal subsidiary is Sun National Bank (the "Bank"). At June 30, 1998, the Company had total assets of $1,154 million, total deposits of $754 million and total shareholders' equity of $59 million. Substantially all of the Company's deposits are federally insured by the Bank Insurance Fund ("BIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Company's remaining deposits are federally insured by the Savings Association Insurance Fund ("SAIF"), administered by the FDIC. The Company's principal business is to serve as a holding company for the Bank. As a registered bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve").


         The ongoing consolidation of the banking industry, as well as a regionalization of decision-making authority by larger banking institutions, has left many businesses and individuals in the Company's market area underserved. Beginning in 1993, the Company embarked upon a strategy to expand its operations and retail market share in central and southern New Jersey through mergers, acquisitions and internal growth. More recently, this strategy has broadened to include contiguous portions of Delaware. The Board of Directors and management ^ sees opportunities to expand the Company as a result of the lack of competitive commercial banking services being provided to local businesses and recognized the need for a locally based and managed community bank. In executing its expansion strategy, the Company has successfully completed the acquisition of two commercial banks with a total of $119 million in assets, as well as six branch purchase transactions in which the Company acquired a total of 27 branches with $404 million in deposits, and has opened five de novo branches since 1993. An additional acquisition of two branches in southern and central New Jersey, from Summit Bank ("Summit") with $14.8 million in deposit liabilities is pending.


         In July 1998, the Company entered into an agreement that will expand its banking operations into Delaware through the assumption, by a new national bank subsidiary to be named "Sun National Bank, Delaware" ("Sun Delaware"), of approximately $179 million in deposits (including eight branch locations), and the purchase of $139 million in loans, from Household Bank, fsb., the successor to Beneficial National Bank, Wilmington, Delaware (the "Beneficial Acquisition"). The Beneficial Acquisition is expected to be consummated in the fourth quarter of 1998. See "Beneficial Acquisition." In July 1998, the Company also acquired its first non-bank operating subsidiary, Allegiance Mortgage Company, a retail mortgage banking operation, in exchange for 28,302 shares of common stock, and subsequently renamed it "Sun Mortgage Company." Sun Mortgage Company has one office located in Cherry Hill, New Jersey. The Company intends to offer residential mortgage products and services to its customers through Sun Mortgage Company.

         Through its acquisition and expansion program, the Company has significantly increased its asset size as well as the Company's retail network. At December 31, 1993, the Company's total consolidated assets were $112.0 million as compared to $1,154 million at June 30, 1998.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         The Company provides community banking services through 42 branches located in southern and central New Jersey. Sun Delaware will conduct a similar business through eight branches in contiguous markets in Delaware. The Company offers a wide variety of consumer and commercial lending, as well as deposit services. The loans offered by the Company include commercial and industrial loans, commercial real estate loans, home equity loans, mortgage loans and installment loans. The Company's deposit and personal banking services include checking, regular savings, money market deposits, certificates of deposit and individual retirement accounts. Through a third party arrangement, the Company also offers mutual funds, securities brokerage and investment advisory services. The Company considers its primary market area to be southern and central New Jersey and intends to expand its primary market area to contiguous markets in Delaware upon completion of the Beneficial Acquisition. The Company's market area contains a diverse base of customers, including agricultural, manufacturing, transportation, hospitality and retail consumer businesses.

         In recent years, the Company has experienced a significant level of loan growth. The Company's loan portfolio increased from $83.4 million at December 31, 1993, to $486.1 million at June 30, 1998. Much of this loan growth is attributable to the Company's hiring of a number of experienced loan officers previously employed by larger banking organizations. In most cases, these loan officers brought with them established contacts and relationships with individuals or entities throughout the Company's primary market area and thus have been able to increase the Company's customer base and the number of loan originations. The Company also has established a number of regional advisory boards, comprised of prominent local business and community representatives, who refer significant business opportunities to the Company. In addition, the Company has made significant efforts to increase its lending to businesses along the central and southern New Jersey seashore that are primarily operational during certain times of each year (i.e. seasonal lending), which has contributed to the Company's loan growth.

         To support and manage the expanded operations of the Company and to provide adequate management resources to support further expansion and growth, the Company has recruited and hired, in addition to experienced commercial loan officers, credit, compliance, loan review, internal audit, operations personnel and senior level executives. Additionally, the Company has enhanced and expanded its operational and management information systems and taken steps to enhance its oversight of third-party vendors. While the Company continues to monitor its rapid growth, as well as the adequacy of management and resources available to support such growth, there can be no assurance that the Company will be successful in managing all elements relating to this rapid growth.

         The growth and expansion of operations through mergers and acquisitions and internal growth has resulted in a significant increase in assets, loans and deposits since December 31, 1993, and a corresponding increase in net interest income, non-interest income and non-interest expenses.

         The executive office of the Company is located at 226 Landis Avenue, Vineland, New Jersey 08360 and its telephone number is (609) 691-7700.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  The Offering

Common Shares Offered.......................................      600,000 shares of Common Stock.

Common Shares Outstanding prior to the Offering.............      6,381,333 shares.

Common Shares Outstanding after the Offering................      6,981,333 shares.  Assumes no exercise of the
                                                                  Underwriters' over-allotment option to purchase up to
                                                                  90,000 Common Shares.  See "Underwriting."

Estimated Net Proceeds to the Company.......................      Approximately $11,000,000.  Assumes no exercise of the
                                                                  Underwriters' over-allotment option to purchase up to
                                                                  90,000 Common Shares.  See "Underwriting."

Dividends on Common Shares..................................      Historically, the Company has not paid cash dividends on its
                                                                  Common Shares. The Company's Board of Directors does
                                                                  not currently intend to pay cash dividends, but may consider such a policy in the future.  The Company in the past has
                                                                  paid stock dividends.  See "Price Range of Common Shares;
                                                                  Dividends," and "Risk Factors -- Limitations on Payment of
                                                                                                                   Dividends."

Use of Proceeds.............................................      The proceeds received by the Company from the Offering
                                                                  will be used primarily to contribute capital to Sun Delaware in connection with the Beneficial Acquisition and for the
                                                                  Company's other corporate purposes.  Sun Delaware intends
                                                                  to use the capital for general corporate purposes, primarily to support the Beneficial Acquisition ^.  See "Use of
                                                                  Proceeds."


Nasdaq National Market Symbol...............................      The Common Shares are quoted on the Nasdaq National
                                                                  Market under the symbol "SNBC."

Purchases by Directors and Officers of the
  Company...................................................      The Underwriters have reserved 150,000 Common Shares
                                                                  offered in the Offering (25% of the Common Shares to be
                                                                  offered) for sale at the public offering price to directors, officers and employees of the Company and the Bank and
                                                                  their affiliates.  See "Underwriting".




                                  Risk Factors

         Prospective investors should carefully consider the matters set forth under "Risk Factors," beginning on page 10.

--------------------------------------------------------------------------------

                      SELECTED CONSOLIDATED FINANCIAL DATA

           The following summary information regarding the Company should be read in conjunction with the consolidated financial statements of the Company and notes thereto included in the Company's 1997 Annual Report to Stockholders which is incorporated herein by reference as part of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1998, incorporated herein by reference. See "Incorporation of Certain Documents by Reference" and "Management's Discussion and Analysis of Financial Condition and Recent Results of Operations." Consolidated historical financial and other data regarding the Company at or for the six months ended June 30, 1998 and 1997, have been prepared by the Company, are unaudited, and may not be indicative of results on an annualized basis or for any other period. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.

                                                  At or For the Six
                                                    Months Ended
                                                      June 30,                       At or For the Years Ended December 31,
                                                ----------------------  ------------------------------------------------------------
                                                   1998        1997         1997          1996        1995        1994       1993
                                                ----------- ----------  -------------  ----------- ----------  ----------  ---------
                                                                     (Dollars in thousands, except per share amounts)
Selected Results of Operations
  Interest income ..........................   $   39,222    $ 18,145    $   47,185    $ 29,270    $ 20,850    $ 12,194    $  8,164
  Net interest income ......................       18,247       9,454        22,778      16,736      13,163       8,256       5,327
  Provision for loan losses ................        1,010         825         1,665         900         808         383           2
  Net interest income after
     provision for loan losses .............       17,237       8,629        21,113      15,836      12,355       7,873       5,325
  Other income .............................        2,705         776         2,236       1,746       1,651         732         472
  Other expenses ...........................       14,550       7,332        17,445      13,207      10,047       5,991       4,198
  Net income ...............................        3,807       1,482         4,171       3,013       2,819       1,840       1,128
  Net income excluding goodwill amortization        5,712       1,951         5,676       3,840       3,162       1,974       1,226

Per Share Data
  Net income
     Basic .................................         0.60        0.32          0.86        0.68        0.66        0.57        0.41
     Diluted ...............................         0.53        0.30          0.78        0.63        0.61        0.57        0.41
  Book value ...............................         9.32        6.33          8.64        5.98        5.74        5.07        4.64

 Selected Balance Sheet Data
  Assets ...................................    1,153,562     585,219     1,099,973     436,795     369,895     217,351     112,015
  Cash and investments .....................      604,613     188,418       610,339     117,388     164,251      70,809      24,134
  Loans receivable (net) ...................      486,059     363,705       427,761     295,501     183,634     134,861      83,387
  Deposits .................................      753,508     467,394       695,388     385,987     335,248     196,019      99,099
  Borrowings and securities sold
    under agreements to repurchase .........      307,500      57,426       316,314      21,253       8,000        --          --
  Shareholders' equity .....................       59,124      29,071        54,632      27,415      24,671      20,571      12,306

Performance Ratios(1)
  Return on average assets .................         0.70%       0.62%         0.66%       0.74%       1.03%       1.09%       1.04%
  Return on average equity .................        13.49%      10.69%        12.89%      11.99%      12.42%      11.74%       9.61%
  Net yield on interest-earning assets .....         3.68%       4.33%         3.89%       4.57%       5.30%       5.39%       5.29%

Asset Quality Ratios
  Nonperforming loans to total loans .......         0.50%       0.72%         0.51%       0.81%       1.72%       1.82%       1.84%
  Nonperforming assets to total loans
    and other real estate owned ............         0.50%       0.90%         0.57%       1.06%       2.19%       2.56%       2.26%
  Net charge-offs to average total loans ...         0.02%       0.02%         0.02%       0.16%       0.23%       0.29%       0.02%
  Total allowance for loan losses to
    total nonperforming loans ..............       209.73%     127.32%       189.77%     107.26%      64.47%      64.74%      69.10%

Capital Ratios
  Equity to assets .........................         5.13%       4.97%         4.97%       6.28%       6.67%       9.46%      10.99%
  Tier 1 risk-based capital ratio ..........         8.60%       7.52%         8.17%       7.44%       8.67%      14.01%      15.59%
  Total risk-based capital ratio ...........        10.91%      12.99%        10.75%       8.28%       9.64%      15.22%      16.84%
  Leverage ratio ...........................         4.96%       5.68%         6.42%       5.43%       5.74%       8.44%      10.74%

--------------------
(1) Ratios are annualized for the six months ended June 30, 1998 and 1997.

                               RECENT DEVELOPMENTS

Selected Financial and Other Data


         The following tables set forth historical financial and other data at the dates and for the periods indicated. Financial data as of September 30, 1998, and for the three and nine months ended September 30, 1998 and 1997, are unaudited. In the opinion of management, all ^ adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The data for the three and nine months ended September 30, 1998, are not necessarily indicative of the results of operations for the year ending December 31, 1998, or any other period.


                      Consolidated Condensed Balance Sheet

                                                    September 30,   December 31,
                                                        1998            1997
                                                    -------------   ------------
                                                       (Dollars in thousands)

Cash and cash equivalents..........................    $ 43,234       $ 34,061
Investment securities available for sale...........     617,239        576,278
Loans, net of allowance for loan losses............     517,047        427,761
Bank properties and equipment......................      25,272         24,480
Real estate owned, net.............................         254            270
Excess of cost over fair value of assets acquired..      24,104         26,174
Other assets.......................................      32,787         10,949
                                                      ---------      ---------

   Total assets....................................  $1,259,937     $1,099,973
                                                      =========      =========

Deposits...........................................   $ 806,231      $ 695,388
Federal Home Loan Bank advances....................      11,200         75,000
Federal funds purchased and securities sold under
  agreements to repurchase.........................     326,081        241,314
Other liabilities..................................      23,868          4,889
Guaranteed preferred beneficial interest in
  subordinated debt................................      28,750         28,750
Shareholders' equity...............................      63,807         54,632
                                                      ---------      ---------
  Total liabilities and shareholders' equity.......  $1,259,937     $1,099,973
                                                      =========      =========

                   Consolidated Condensed Statement of Income

                                                For the ^ Three Months Ended       For the ^ Nine Months Ended
                                                      September 30,                       September 30,
                                                ----------------------------      -----------------------------
                                                   1998             1997              1998            1997
                                                -----------     -----------       ------------       ----------
                                                    (Dollars in thousands, except per share data)

Interest income.......................           $23,035           $12,751           $62,257           $30,897
 Interest expense.....................            11,870             6,817            32,845            15,509
                                                  ------            ------            ------            ------
  Net interest income.................            11,165             5,934            29,412            15,388
Provision for loan losses.............               577               420             1,587             1,245
                                                 -------           -------            ------            ------
 Net interest income after
   provision for loan losses..........            10,588             5,514            27,825            14,143
Other income..........................             1,420               597             4,125             1,372
Other expense:
  Salaries and employee benefits......             4,246             2,048            10,956             5,645
  Occupancy expense...................               901               463             2,434             1,171
  Equipment expense...................               586               356             1,644               888
  Data processing expense.............               534               359             1,616             1,052
  Amortization of excess cost over
    fair value of assets acquired.....               961               425             2,866               893
  Other...............................             1,399               776             3,661             2,109
                                                  ------           -------            ------            ------

    Total other expense...............             8,627             4,427            23,177            11,758
                                                  ------            ------            ------            ------
Income before income taxes............             3,381             1,684             8,773             3,757
Income taxes..........................             1,029               489             2,614             1,079
                                                  ------           -------            ------            ------
^ Net income..........................           $ 2,352           $ 1,195           $ 6,159           $ 2,678
                                                  ======            ======            ======            ======


Basic earnings per share..............           $  0.37           $  0.26           $  0.97           $  0.58
                                                  ======            ======            ======            ======
Diluted earnings per share............           $  0.33           $  0.23           $  0.86           $  0.53
                                                  ======            ======            ======            ======


                               Selected Ratios (1)

                                               At or ^For the ^Three Months     At or ^ For the ^ Nine Months
                                                  ^ Ended September 30,            ^ Ended September 30,
                                               -----------------------------    -----------------------------
                                                   1998              1997              1998             1997
                                                ----------         ---------         --------         --------

Return on average assets..............            0 .78%             0.71%             0.73%             0.66%
Return on average equity..............            15.68%            16.08%            14.25%           12 .55%
Net yield on interest-earning
  assets..............................             4.02%             3.50%             3.81%             3.77%
Equity to assets ratio................             5.06%             4.22%             5.06%             4.22%
Non-performing assets to
  total loans and other real
  estate owned........................             0.45%             0.52%             0.45%             0.52%


-----------------------
(1) With the exception of period end ratios, all ratios are based on daily average balances during the periods and are annualized where appropriate. Such ratios and results are not necessarily indicative of results that may be expected for the full year.

Management's Discussion and Analysis of Recent Developments

Results of Operations


         Net income for the three months ended September 30, 1998 was $2.4 million, or $0.33 per share, compared to $1.2 million, or $0.23 per share, for the three months ended September 30, 1997. This 97% increase in net income was primarily the result of the acquisition of twelve branches in two separate transactions and internal growth.

         On a cash earnings basis (computed excluding the amortization of goodwill) the return on average assets and return on average equity for the three months ended September 30, 1998 and 1997, would have been ^ 1.10%, 22.08%, and 1.10%, 21.79%, respectively.

         For the three ^ month period ended September 30, 1998, net interest income increased $5.2 million compared to the same period in 1997. The change was due to a significant increase in the amount of interest-earning assets and interest-bearing liabilities. The net interest margin for the three months ended September 30, 1998 was 4.02% as compared to 3.50% for the same period in 1997.
Excluding the effect of structured investment portfolio transactions, the Company's net interest margin would have been 4.79% for the three months ended September 30, 1998. Other income increased $823,000 primarily from increased service charges on deposit accounts of $442,000 and gains on sale of investment securities of $217,000. Non-interest expense increased $4.2 million due to the growth of the Company through the acquisition of branch offices. Significant increases included: salaries and benefits of $2.2 million, occupancy of $429,000 and the amortization of excess of cost over fair value of assets acquired (goodwill) of $536,000.


         For the nine month period ended September 30, 1998, net income was $6.2 million, an increase of 130% over the $2.7 million earned for the same period in 1997. On a diluted earnings per share basis, the Company earned $0.86 compared to $0.53 for the first nine months of 1998 and 1997, respectively. The significant increase was the result of internal growth and the acquisition of branch offices since September 30, 1997.

Financial Condition

         Total assets at September 30, 1998 were $1,260 million, an increase of $160 million, or 14.5%, from total assets at December 31, 1997. Investment securities increased $41 million and net loans increased $89 million resulting mostly from internal growth. Other assets increased $22 million due to the sale of investment securities during the quarter that settled after September 30, 1998.

         Deposits increased $111 million, from $695 million at December 31, 1997, to $806 million at September 30, 1998. The increase was almost entirely the result of internal growth. Federal Home Loan Bank advances decreased $64 million as a result of the increased deposit levels. Federal funds purchased and securities sold under agreements to repurchase increased $85 million, due mostly to increases in repurchase agreements with customers and with the Federal Home Loan Bank. Other liabilities increased almost $19 million, primarily as a result of purchases of investment securities during the quarter that settled after September 30, 1998. Shareholders' equity increased $9.2 million as a result of earnings, sales of stock through employee benefit programs and an increase in the unrealized gain on securities available for sale, net of income taxes.

         On October 30, 1998, Sun Capital Trust II, a Delaware business trust ("Trust II"), issued $29,900,000 of 8.875% Preferred Securities in a public offering co-managed by the Representatives. Trust II invested the proceeds of such issuance in 8.875% Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures"). The net proceeds from the issuance of the Debentures of the Company will be used to provide capital to Sun Delaware for the Beneficial Acquisition and for the Company's other general corporate purposes.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors which address those risks material to the Offering and the Company should be considered carefully in evaluating an investment in the Common Shares offered by this Prospectus. Certain statements in this Prospectus are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's current expectations. To the extent any of the information contained in this Prospectus constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act of 1933, as amended (the "Securities Act"), the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

Restrictions on the Company as a Bank Holding Company

         The Company is a legal entity separate and distinct from the Bank, although the principal source of the Company's cash revenues is dividends from the Bank.

         The right of the Company to participate in the assets of any subsidiary upon the latter's liquidation, reorganization or otherwise (and thus the ability of the holders of Common Stock to benefit indirectly from any such distribution) will be subject to the claims of the subsidiaries' creditors, which will take priority except to the extent that the Company may itself be a creditor with a recognized claim.

         The Bank is, and Sun Delaware will be, subject to restrictions under federal law which limit the transfer of funds by the Bank or Sun Delaware to the Company, whether in the form of loans, extensions of credit, investments, asset purchases or otherwise. Such transfers by the Bank or Sun Delaware to the Company or any nonbank subsidiary are limited in amount to 10% of such bank's capital and surplus and, with respect to the Company and all its nonbank subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts. Federal law also prohibits banks from purchasing "low quality" assets from affiliates.

Ability of the Company to Maintain and Manage Growth

         During the last five years, the Company has experienced rapid and significant growth. The total assets of the Company have increased from $112.0 million at December 31, 1993, to $1,154 million at June 30, 1998. Although the Company believes that it has adequately managed its growth in the past, there can be no assurance that the Company will continue to experience such rapid growth, or any growth, in the future and, to the extent that it does experience continued growth, it will be able to adequately and profitably manage such growth.


         The continued growth has led the Company to undertake the present Offering of Common Shares. The capital to be raised from the sale of the Common Shares is necessary to provide sufficient capital to support the Beneficial Acquisition. No assurance can be given that this rapid growth will continue, and, if it does, there is no assurance that the earnings of the Company, the Bank and Sun Delaware can adequately provide the necessary capital for the Bank, Sun Delaware and the Company to maintain required regulatory capital levels commensurate with continued rapid growth. The Company expects that its leverage ratio will be in excess of 4%, and that it will be adequately capitalized for regulatory purposes, at the time of the consummation of the Beneficial Acquisition and as of December 31, 1998. The combination of an increase in retained earnings and the amortization of goodwill will increase the Company's regulatory capital ratios above the June 30, 1998 pro forma ratios presented herein. After giving effect to the sale of the Common Shares and the Beneficial Acquisition, Sun Delaware will be

"well capitalized" and the Company will be "adequately capitalized" for federal bank regulatory purposes. The Bank will also continue to be "well capitalized" for federal bank regulatory purposes. The level of future earnings of the Company also will depend on the ability of the Company and its subsidiaries to profitably deploy and manage the increased assets.

         The rapid growth of the Company in asset size and the rapid increase in its volume of total loans during the past five years have increased the possible risks inherent in an investment in the Company. In addition, the Beneficial Acquisition will result in the acquisition of a significant amount of deposits. The deposits to be assumed pursuant to the Beneficial Acquisition are predominantly core deposits with lower costs. If the Company is unable to maintain a low cost of funds on such deposits or if the Company is unable to retain a substantial portion of the deposits to be assumed, the Beneficial Acquisition may have an adverse impact on the Company's financial condition, results of operations and cash flows. The Beneficial Acquisition will also result in the acquisition by the Company of approximately $139 million of loans, approximately $87 million of which are commercial and industrial loans. The nature of commercial and industrial loans is such that they may present more credit risk to the Company than other types of loans such as home equity loans or residential real estate loans. See "Beneficial Acquisition."

Growth in Loan Portfolio; Concentration of Credit

         During the past five years, the Company has experienced significant growth in its loan portfolio. Net loans increased to $486.1 million at June 30, 1998, from $83.4 million at December 31, 1993. While many components of the loan portfolio have contributed to this increase over the past five years, much of this loan growth has occurred in the portfolio of commercial and industrial loans. Commercial and industrial loans increased by 55.3% or $123.4 million during 1997 as compared to 1996 and comprised 80.2% of total loans as of December 31, 1997. As of June 30, 1998, commercial and industrial loans comprised 81.6% of total loans. As a result of this recent growth, a significant portion of the Company's total loan portfolio may be considered unseasoned. Accordingly, specific payment and loss experience for this portion of the portfolio has not yet been fully established and the potential for additional loan losses does exist. Furthermore, the nature of commercial and industrial loans is such that they may present more credit risk to the Company than other types of loans such as home equity or residential real estate loans. In addition, a significant portion of the Company's commercial and industrial loans are concentrated in the hospitality, entertainment and leisure industries. Many of these industries are dependent upon seasonal business and other factors beyond the control of such industries, such as weather and beach conditions along the New Jersey seashore. Any significant or prolonged adverse weather or beach conditions along the New Jersey seashore could have an adverse impact on the borrowers' ability to repay such loans. Additionally, because these loans are concentrated in southern and central New Jersey, a decline in the general economic conditions of southern or central New Jersey could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

Adequacy of Allowance for Loan Losses

         The risk of loan losses varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular review of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future credit losses, or if the bank regulatory authorities require the Bank and/or Sun Delaware to increase the allowance for loan losses, the Company's earnings could be significantly and adversely affected.

         As of June 30, 1998, the allowance for loan losses was $5.1 million, which represented 1.05% of total loans. The allowance for loan losses as a percentage of nonperforming loans was 209.73% as of June 30, 1998. The Company actively manages its nonperforming loans in an effort to minimize credit losses and monitors its asset quality to maintain an adequate allowance for loan losses. As its loan growth has increased, the Company has increased its allowance for loan losses. However, future additions to the allowance in the form of provisions for loan losses may be necessary due to changes in economic conditions and growth of the Company's loan portfolio.

High Degree of Competition

         The banking business is highly competitive. In its primary market areas, the Company competes, and in Delaware will compete, with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of the Company's primary competitors have substantially greater resources and lending limits than the Bank or than Sun Delaware will have. The profitability of the Company depends upon the ability of its subsidiaries to compete in the Company's primary market areas.

Potential Impact of Changes in Interest Rates

         The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. However, there can be no assurance that the Company will be able to manage interest rate risk so as to avoid significant adverse effects in net interest income. At June 30, 1998, the Company had a one year cumulative positive gap of 0.56%.

Control by Management


         A total of ^ 3,573,861 Common Shares of the Company will be beneficially owned by the directors and executive officers of the Company, or ^ 44.10% of the Common Shares outstanding, following the Offering, assuming directors and executive officers purchase 150,000 shares in the Offering and that the Underwriters do not exercise the over-allotment option. See "Underwriting." As of ^ November 3, 1998, Bernard A. Brown, Chairman of the Board of the Company, beneficially owned ^ 2,547,331 shares, or ^ 35.33% of the Company's outstanding Common Shares. In addition, the Underwriters have reserved 150,000 Common Shares offered in the Offering for sale to directors, officers and employees of the Company. Therefore, to the extent they vote together, the directors and executive officers of the Company will have the ability to exert significant influence over the election of the Company's Board of Directors and other corporate actions requiring stockholder approval.

Limitations Imposed by Industry Regulation

         Bank holding companies and banks operate in a highly regulated environment and are subject to the supervision and examination by several federal regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended ("BHCA"), and to regulation and supervision by the Federal Reserve, and the Bank is, and Sun Delaware will be, subject to regulation and supervision by the Office of the Comptroller of the Currency (the "OCC") and the FDIC. The Bank is, and Sun Delaware will also be, a member of the Federal Home Loan Bank of New York (the "FHLB") and subject to regulation thereby. Federal and state banking laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies, and the maintenance of adequate capital to the general business operations and financial condition of the Bank and, in the future, Sun Delaware, including permissible types, amounts and terms of loans and investments, the amount of reserves maintained against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve, the FDIC, and the OCC also possess cease and desist powers over bank holding companies and banks, to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner in which the Company and its bank subsidiaries may conduct their business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks. Changes in monetary or legislative policies may affect the ability of the Bank and Sun Delaware to attract deposits and make loans.

Limitations on Payment of Dividends

         Historically, the Company has not paid cash dividends on its Common Shares. The Bank is, and Sun Delaware will become, a wholly owned subsidiary of the Company and its principal income-producing entities. Accordingly, dividends payable by the Company are subject to the financial condition of the Bank, Sun Delaware and the Company, as well as other business considerations. In addition, because the Bank is, and Sun Delaware will be, a depository institution insured by the FDIC, they may not pay dividends or distribute any capital assets if either bank is in default on any assessment due the FDIC. Payment of dividends by the Bank and Sun Delaware is restricted by statutory limitations. OCC regulations also impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank and Sun Delaware. At June 30, 1998, $15.0 million was available for payment as dividends from the Bank to the Company without the need for approval from the OCC. Even if the Bank and Sun Delaware are able to generate sufficient earnings to pay dividends, there is no assurance that their respective Boards of Directors might not decide or be required to retain a greater portion of the Bank's or Sun Delaware's earnings in order to maintain existing capital or achieve additional capital necessary because of (i) an increase in the capital requirements established by the OCC, (ii) a significant increase in the total of risk-weighted assets held by the Bank or Sun Delaware, (iii) a significant decrease in the Bank's or Sun Delaware's income, (iv) a significant deterioration of the quality of the Bank's or Sun Delaware's loan portfolio, (v) a determination by the OCC that the payment of a dividend would (under the circumstances) constitute an "unsafe or unsound" banking practice, or (vi) new regulations. The occurrence of any of these events would decrease the amount of funds potentially available for the payment of dividends by the Company or for debt service of outstanding indebtedness. In addition, under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and Sun Delaware and to commit resources to support both the Bank and Sun Delaware in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends declarable by the Company or funds available for debt service.


         As of the date hereof, subsidiaries of the Company had an aggregate Liquidation Amount of ^ $58.7 million of Preferred Securities outstanding. The proceeds from the sale of such Preferred Securities were ^ invested by such subsidiaries in a like amount of junior subordinated deferrable interest debentures (collectively, the "Debentures") of the Company. The Company has the right to defer payment of interest on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferred period (each, an "Extension Period"), provided that no Extension Period may extend beyond the maturity of the applicable Debentures. If interest payments on the Debentures are so deferred, the Company will be prohibited, subject to certain exceptions, from declaring or paying cash dividends with respect to its capital stock, including the Common Shares, or debt securities that rank pari passu with or junior to the Debentures, until such time as the payment of all amounts due on the Debentures are paid and the Extension Period is terminated.



Cross Guarantee Liability of the Bank and Sun Delaware

         Federal law contains a "cross-guarantee" provision which could result in an insured depository institution which is owned by the Company, such as the Bank or Sun Delaware, being liable for losses incurred by the FDIC in connection with assistance provided to, or the failure of, another depository institution "commonly controlled" by the Company. As the Bank and Sun Delaware will be "commonly controlled" by the Company, losses incurred by the FDIC in connection with assistance provided to, or failure of, one such bank could result in an assessment against the other bank and such assessment could have a material adverse effect on the financial condition of such bank and the Company.

Anti-Takeover Provisions and Statutory Provisions That Could Discourage Hostile Acquisitions of Control

         Provisions in the Company's amended and restated certificate of incorporation and amended and restated bylaws, the general corporation code of New Jersey, and certain federal regulations may make it difficult for someone to pursue a tender offer, change in control or takeover attempt which is opposed by the Company's management and board of directors. These provisions include: certain provisions relating to meetings of stockholders; denial of cumulative voting to stockholders in the election of directors; the ability to issue preferred stock and additional shares of common stock without shareholder approval; and super majority provisions for the approval of certain business combinations. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The effect of these provisions could be to limit the trading price potential of the Common Shares.

Impact of Changes in Economic Conditions and Monetary Policies

         Conditions beyond the Company's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (i) the strength of credit demands by customers; (ii) fiscal and debt management policies of the federal government, including changes in tax laws; (iii) the Federal Reserve's monetary policy; (iv) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (v) changes in rules and regulations governing the payment of interest on deposit accounts.

Year 2000

         The Year 2000 issue is created by the potential inability of computer systems to use more than two digits in the data field for the year, thus making them unable to identify years after 1999 with accuracy. If a bank does not resolve problems related to the Year 2000 issue, computer systems may incorrectly compute payment, interest or delinquency information. In addition, because payment and other important data systems are linked by computer, if the banks with which the Company or its subsidiaries conducts ongoing operations do not resolve this potential problem in time, the Company or its subsidiaries may experience significant data processing delays, mistakes or failures. These delays, mistakes or failures may have a significant adverse impact on the financial condition, results of operations and cash flows of the Company.


         The Company processes much of its data processing using licensed software from a third party including all of its deposit and loan accounting and general ledger functions. The third party has advised the Company that it has made all the necessary programming changes to its systems for the Year 2000. The Company ^ has tested its systems for Year 2000 compliance ^ and will continue testing such systems until fully completed. To date, the Company is satisfied with the results of such testing. The Company does not expect to incur significant incremental direct expenses related to the Year 2000. Failure of third party computer systems relative to the Year 2000 would have a material adverse impact on the Company's ability to conduct its business. Costs associated with the Year 2000 problem are expected to be expensed as incurred in compliance with generally accepted accounting principles. In addition, the Company cannot guarantee that the inability of loan customers to adequately correct the Year 2000 issue will not have an adverse effect on the Company.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RECENT RESULTS OF OPERATIONS

General


         The primary activity of the Company is the oversight of the Bank. Through the Bank, the Company engages in community banking activities by accepting deposit accounts from the general public and investing such funds in a variety of loans. These community banking activities primarily include providing home equity loans, mortgage loans, a variety of commercial business and commercial real estate loans and, to a much lesser extent, installment loans. The Company also maintains an investment securities portfolio. The Company's lending and investing activities are primarily funded by retail deposits. The largest component of the Company's net income is net interest income. Consequently, the Company's earnings are primarily dependent on its net interest income, which is determined by (i) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net income is also affected by its provision for loan losses, as well as the amount of non-interest income and non-interest expenses, such as salaries and employee benefits, professional fees and services, deposit insurance premiums, occupancy and equipment costs and income taxes. Set forth below is an analysis of the financial condition and recent operating results of the Company. In July 1998, the Company entered into an agreement regarding the Beneficial Acquisition which is expected to result in significant incremental growth in loans, deposits, intangible assets, interest income, interest expense and noninterest expense. See "- Financial Condition," "Beneficial Acquisition" and "Pro Forma Consolidated Statement of Financial Condition."


Financial Condition

         Total assets at June 30, 1998 increased $53.6 million to $1,154 million from $1,100 million at December 31, 1997. The growth was primarily due to an increase in net loans of $58.3 million, an increase in federal funds sold of $9.5 million and offset by a decrease in the investment securities portfolio of $18.9 million.

         Investment securities available for sale at June 30, 1998 decreased $18.9 million to $557.4 million from $576.3 million at December 31, 1997. The decrease was primarily a result of net sales of investment securities, the proceeds of which funded loan growth and repayment of short-term borrowings.

         Net loans at June 30, 1998 increased $58.3 million to $486.1 million from $427.8 million at December 31, 1997. The increase was primarily from increased originations of commercial and industrial loans. The ratio of non-performing assets to total loans and real estate owned was 0.50% at June 30, 1998 compared to 0.51% at December 31, 1997. The ratio of allowance for loan losses to total non-performing loans was 209.73% at June 30, 1998 compared to 189.77% at December 31, 1997. The increase in this ratio was the result of a higher allowance for loan losses at June 30, 1998. The ratio of allowance for loan losses to total loans was 1.05% at June 30, 1998 compared to 0.97% at December 31, 1997.

         Excess of cost over fair value of assets acquired (goodwill) at June 30, 1998 decreased $1.1 million to $25.1 million from $26.2 million at December 31, 1997. The decrease was a result of related amortization and a $289,000 refund of the purchase premium from the purchase of The Bank of New York branches, substantially offset by the addition of a $1.1 million premium paid for the acquisition of the Eatontown office of First Savings.

         Total liabilities at June 30, 1998 increased $49.1 million to $1,066 million from $1,017 million at December 31, 1997.

         Total deposits at June 30, 1998 increased $58.1 million to $753.5 million from $695.4 million at December 31, 1997. The increase was the result of approximately $25.1 million in deposits acquired from First Savings Bank, as well as from internal deposit growth of 4.74%.

         There were $35.7 million in advances from the Federal Home Loan Bank and $15 million in federal funds purchased at June 30, 1998 compared to $75.0 million and $5.5 million, respectively, at December 31, 1997. The combined net decrease in these liabilities was due to the availability of funds from increased deposit levels combined with the proceeds from sales of investment securities.

         Total shareholders' equity grew by $4.5 million, from $54.6 million at December 31, 1997, to $59.1 million at June 30, 1998. The increase was a result of net earnings of $3.8 million for the six months ended June 30, 1998 augmented by the earnings on the proceeds received from the issuance of common stock in November 1997 and an improvement in the net unrealized gains on securities available for sale, net of income taxes, of $283,000.

         Beginning in 1997, to more fully leverage its capital, the Company entered into certain structured transactions in which the Bank borrows funds from the FHLB at a rate similar to the London Inter-Bank Offered Rate ("LIBOR"). It invests the borrowed funds in mortgage-backed securities that are priced to yield a spread over LIBOR. The securities are pledged as collateral for FHLB borrowings. For the six months ended June 30, 1998, net interest income related to structured transactions amounted to $2.3 million, or a 1.03% weighted average net spread. Partly as a result of the implementation of this strategy, the net interest margin of the Company has narrowed to 3.68% for the six months ended June 30, 1998. Excluding the effect of the structured transactions, the Company's net interest margin would have been 4.15% for that period.

         Additionally, for the six months ended June 30, 1998, the Company reported a return on average assets, a return on average equity and an efficiency ratio of 0.70%, 13.49% and 69.44%, respectively. On a cash earnings basis (computed excluding the amortization of goodwill) the return on average assets, the return on average equity and the efficiency ratio for the same period would have been 1.06%, 20.24% and 60.35%, respectively. Amortization of goodwill resulting from the Beneficial Acquisition is expected to further reduce the Company's profitability ratios, while the transaction is expected to be accretive to earnings.

Comparison of Operating Results for the Six Months Ended June 30, 1998 and 1997.

         General. Net income increased by $2.3 million for the six months ended June 30, 1998 to $3.8 million from $1.5 million for the six months ended June 30, 1997. Net interest income increased $8.8 million and the provision for loan losses increased $185,000 for the six months ended June 30, 1998 compared to the same period in 1997. Other income increased by $1.9 million to $2.7 million for the six months ended June 30, 1998 as compared to $776,000 for the six months ended June 30, 1997. Other expenses increased by $7.2 million to $14.5 million for the six months ended June 30, 1998 as compared to $7.3 million for the six months ended June 30, 1997. The return on average assets for the six months ended June 30, 1998 and 1997 were 0.70% and 0.62%, respectively. The return on average equity for the six months ended June 30, 1998 and 1997 were 13.49% and 10.69%, respectively.

         Net Interest Income. The increase in net interest income was due to a $21.1 million increase in interest income partially offset by a $12.3 million increase in interest expense.

         Interest Income. Interest income for the six months ended June 30, 1998 increased approximately $21.1 million, or 116.2%, from $18.1 million for the same period in 1997 to $39.2 million in 1998. The increase was primarily the result of an increase of $6.7 million in interest and fees on loans resulting from acquisitions and internal growth and $14.3 million in interest on investment securities resulting from the deployment of cash received from financing transactions, branch acquisitions and deposit growth into the Company's investment portfolio. The Beneficial Acquisition, the Offering and the recently completed offering of Preferred Securities are expected to generate additional net cash that can be deployed into loan growth and investments that will create interest income.


         Interest Expense. Interest expense for the six months ended June 30, 1998 increased approximately $12.3 million, from $8.7 million for the same period in 1997 to $21.0 million in 1998. This increase was primarily due to a $5.3 million increase in interest on deposit accounts resulting from significantly higher deposit balances due to acquisitions and internal growth, a $6.3 million increase in interest on short-term borrowed funds resulting from higher levels of borrowings from correspondent banks and securities sold under agreements to repurchase and a $615,000 increase in interest on guaranteed preferred beneficial interest in subordinated debt. The Beneficial Acquisition and the recently completed offering of Preferred Securities will result in increased interest expense in future periods.


         Provision for Loan Losses. For the six months ended June 30, 1998, the provision for loan losses amounted to $1.01 million, an increase of $185,000, compared to $825,000 for the same period in 1997. The increase in the provision for loan losses was due to higher levels of loans outstanding. Management continually reviews the adequacy of the loan loss reserve based upon internal review of loans and using guidelines promulgated by the Bank's primary regulator.

         Other Income. Other income increased approximately $1.9 million to $2.7 million for the six-month period ended June 30, 1998 compared to $776,000 for the six-month period ended June 30, 1997. The increase was a result of approximately $978,000 in fees generated by a larger base due to deposit acquisitions and internal growth, augmented by $110,000 in gains from the sale of loans and an increase of $573,000 in gains on the sale of investment securities and $250,000 in other income.

         Other Expenses. Other expenses increased approximately $7.2 million to $14.5 million for the six months ended June 30, 1998 as compared to $7.3 million for the same period in 1997. Of the increase, $3.1 million was in salaries and employee benefits, $824,000 was in occupancy expense, $525,000 was in equipment expense, $116,000 was in professional fees and services, $389,000 was in data processing expense, $174,000 was in postage and supplies, $1.4 million was in amortization of excess of cost over fair value of assets acquired (amortization of goodwill) and $644,000 was in Other Expenses. The increase in other expenses reflects the Company's strategy to support planned expansion. Salaries and benefits increased due to additional staff positions in financial service centers, lending, loan review, compliance and audit departments. The increase in occupancy, equipment, professional fees and services and data processing expenses were the result of internal growth and the effect of the Company's acquisitions. The Company has entered into two purchase and assumption agreements which, when completed, will result in the acquisition of a total of ten branch locations, including the eight branch locations in connection with the Beneficial Acquisition. As a result, the Company expects the level of amortization of excess of cost over fair value of assets acquired to increase in periods subsequent to the completion of the transactions.

         Income Taxes. Applicable income taxes increased $995,000 for the six months ended June 30, 1998 as compared to the same period in 1997. The increase resulted from higher pre-tax earnings.

                                 USE OF PROCEEDS


         The net proceeds to the Company from the sale of the 600,000 Common Shares (after giving effect to the payment of estimated offering expenses) are estimated to be approximately $11.0 million ($12.9 million if the Underwriters' over-allotment option is exercised in full). Such proceeds from the Offering will qualify under the capital adequacy guidelines of the Federal Reserve as Tier 1 capital for the Company. The net proceeds from the Offering will be used by the Company ^ for the purpose of providing sufficient capital to Sun Delaware to consummate the Beneficial Acquisition and for the Company's other corporate purposes.


                             BENEFICIAL ACQUISITION

         The Company has entered into an agreement to acquire certain loans, and assume certain deposits, of Beneficial National Bank ("Beneficial"). As part of the Beneficial Acquisition, the Company will acquire eight leased branch offices, all located in New Castle County, Delaware. It is anticipated that the current senior management of Beneficial, comprised of the president, senior credit officer and senior business development/operations officer, will continue in similar positions at Sun Delaware. The State of Delaware is a contiguous extension of the Company's existing marketplace, with the Company's closest New Jersey branch being located only a few miles from the closest Beneficial branch.

         The agreement with Beneficial includes the purchase by the Company of performing loans and loans that are not thirty days or more past due in the payment of principal or interest or not adversely classified. While the Company did not originate or underwrite such loans, the Company has performed a loan review on a significant portion of the commercial and industrial loans it is acquiring from Beneficial and will not acquire any loans that are more than 30 days delinquent in the payment of interest or principal or that are adversely classified at the time of consummation of the Beneficial Acquisition.


         At the time the Company entered into the agreement for the Beneficial Acquisition, Mr. Bernard A. Brown, Chairman of the Board of the Company, entered into an Unconditional and Irrevocable Guaranty (the "Guaranty") with Household Bank, fsb ("Household"). Under the Guaranty, Mr. Brown agreed to pay such funds to Household as may be required for the Company to consummate the Beneficial Acquisition. In return for the Guaranty and the subsequent agreement by Mr. Brown to provide sufficient capital to the Company and Sun Delaware in order to consummate the Beneficial Acquisition, the Company awarded Mr. Brown stock options covering 250,000 Common Shares at the then market price of the Common Shares. Such options were granted to Mr. Brown with a reload feature that is subject to shareholder ratification.


         At June 30, 1998, loans to be purchased under the agreement with Beneficial were as follows:

                                                                    Weighted
                                                                     Average
                                               Amount                 Yield
                                             ----------             --------
                                           (In thousands)

Commercial and industrial..............       $ 87,158                10.32%
Home equity............................         21,700                 9.96%
Residential real estate................         11,519                 7.91%
 Installment...........................         18,674                11.14%
                                               -------               ------
  Gross Loans..........................        139,051                10.18%
Reserve for loan losses................         (1,000)
                                              --------
  Net loans............................       $138,051
                                               =======

         At June 30, 1998, deposits to be assumed under the agreement with Beneficial were as follows:

                                                                    Weighted
                                                                     Average
                                               Amount             Interest Cost
                                           -------------          -------------
                                           (In thousands)

Demand deposits........................      $ 58,110                 1.50%
Savings deposits.......................        43,441                 3.01%
Time deposits..........................        77,062                 4.99%
                                              -------                -----
  Total deposits.......................      $178,613                 3.38%
                                              =======



         The closing of the Beneficial Acquisition is subject to pending regulatory approvals and certain other conditions and is expected to occur in the fourth quarter of 1998.

             PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                  June 30, 1998

         The following table sets forth the unaudited pro forma consolidated statement of financial condition of the Company assuming the branch purchases are consummated as of June 30, 1998. The pro forma consolidated statement of financial condition should be read in conjunction with the consolidated financial statements of the Company and notes thereto included in the Company's 1997 Annual Report to Stockholders which is incorporated herein by reference as part of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1998, incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The pro forma consolidated statement of financial condition has been prepared by the Company, is unaudited, and may not be indicative of results on an annualized basis or for any other period.

                                                                                     Pro Forma
                                                                                   Consolidated                     Pro Forma
                                                                                      Company                      Consolidated
                                                      Beneficial      Summit          Before                      Company After
                                                        Branch        Branch        Securities      Securities      Securities
                                          Company      Purchase      Purchase        Offerings     Offerings(5)     Offerings
                                          -------      --------      --------        ---------     ------------   --------------
                                                                 (In thousands)
Assets
Cash and amounts due from banks.......$    37,721     $  1,400  (1)  $             $    39,121       $      --     $    39,121
Federal funds sold....................      9,500       38,700  (1)   14,596 (1)                        41,900
                                                        (4,100) (2)     (660)(4)                        (2,137)
                                                       (19,900) (3)                     38,136                          77,899
Investment securities available-for-
  sale................................    557,392                                      557,392                         557,392
Loans receivable (net)................    486,059      138,000  (1)
                                                         4,100  (2)                    628,159                         628,159
Bank properties and equipment, net....     25,342          500  (1)      178 (1)        26,020                          26,020
Real estate owned.....................        396                                          396                             396
Accrued interest receivable...........      8,234                                        8,234                           8,234
Excess of cost over fair value
  of net assets acquired..............     25,065       19,900  (3)      660 (4)        45,625                          45,625
Deferred taxes........................      1,511                                        1,511                           1,511
Other assets..........................      2,342           --            --             2,342           1,247           3,589
                                       ----------      -------        ------        ----------         -------      ----------
   Total.............................. $1,153,562     $178,600       $14,774        $1,346,936         $41,010      $1,387,946
                                        =========      =======        ======         =========          ======       =========
Liabilities and Shareholders' Equity
Liabilities:
 Deposits.............................   $753,507     $178,600  (1)  $14,774 (1)    $  946,981         $    --      $  946,881
Advances from the Federal Home Loan
  Bank................................     35,700                                       35,700                          35,700
Federal funds purchased...............     15,000                                       15,000                          15,000
Securities sold under agreements
  to repurchase.......................    256,800                                      256,800                         256,800
Other liabilities.....................      4,681           --            --             4,681              --           4,681
                                        ---------      -------        ------         ---------          ------       ---------
  Total liabilities...................  1,065,688      178,600        14,774         1,259,062              --       1,259,062
                                        ---------      -------        ------         ---------          ------       ---------
Guaranteed preferred beneficial
  interest in subordinated debt.......     28,750                                       28,750          29,900          58,650
Shareholders' equity:
Preferred stock.......................
Common stock..........................      6,341                                        6,341             600           6,941
 Surplus..............................     38,935                                       38,935          10,510          49,445
Retained earnings.....................     13,412                                       13,412                          13,412
Net unrealized gain on securities
  available-for-sale, net
  of income taxes.....................        436           --            --               436              --             436
                                           ------      -------        ------         ---------          ------       ---------
  Total shareholders' equity..........     59,124           --            --            59,124          11,110          70,234
                                        ---------      -------        ------         ---------          ------       ---------
  Total............................... $1,153,562     $178,600       $14,774        $1,346,936         $41,010      $1,387,946
                                        =========      =======        ======         =========          ======       =========

-------------
(1)  To record branch purchase.
(2) To record premium paid on the purchase of loans ($4.1 million). The premium will be amortized over a five year period.
(3) To record premium paid on the assumption of the deposit liabilities ($19.9 million). The excess of cost over fair value of assets acquired will be amortized over a seven year period.
(4) To record premium paid on the assumption of deposit liabilities ($660,000). The excess of cost over fair value of assets acquired will be amortized over a seven year period.

(5) To record the net proceeds from the sale of the Common Shares and the recently completed offering of Preferred Securities.

                                 CAPITALIZATION


         The following table sets forth (i) the consolidated capitalization of the Company at June 30, 1998, (ii) the consolidated capitalization of the Company giving effect to the issuance of the Common Shares assuming the Underwriters' over-allotment option was not exercised and the completion of the Preferred Securities offering, (iii) the pro forma effect of branch purchases from Summit and Beneficial, and (iv) the actual and pro forma capital ratios of the Company. The Bank is "well capitalized" and Sun Delaware will be "well capitalized" on a pro forma basis for federal bank regulatory purposes. The Company expects that its leverage ratio will be in excess of 4%, and that it will be "adequately capitalized" for federal bank regulatory purposes, at the time of the consummation of the Beneficial Acquisition and as of December 31, 1998. The combination of an increase in retained earnings and the amortization of goodwill will increase the Company's regulatory capital ratios above the June 30, 1998 pro forma ratios presented herein.

                                                                                           As Adjusted
                                                                             --------------------------------------------------
                                                                                                                Sale of
                                                                                     Sale of                 Securities and
                                                             Actual               Securities(2)             Branch Purchases(2)
                                                             ------               -------------             -------------------
                                                                             (Dollars in thousands)

Guaranteed preferred beneficial interest in
  subordinated debt................................         $ 28,750                  $ 58,650                     $ 58,650

SHAREHOLDERS' EQUITY:
  Preferred stock $1 par value, 1,000,000
   shares authorized, none issued.................                --                        --                           --
  Common stock $1 par value - 25,000,000(1)
   shares authorized; 6,940,811 outstanding........            6,341                     6,941                        6,941
  Surplus..........................................           38,935                    49,445                       49,445
  Retained earnings................................           13,412                    13,412                       13,412
  Net unrealized gain on securities
    available-for-sale, net of income taxes........              436                       436                          436
                                                             -------                    ------                      -------
      Total shareholders' equity...................           59,124                    70,234                       70,234
                                                             -------                   -------                      -------
  Total capitalization...........................           $ 87,874                  $128,884                     $128,884
                                                             =======                   =======                      =======

COMPANY CAPITAL RATIOS(3):
  Tier 1 risk-based capital ratio..................             8.60%                    10.83%                        6.15%
  Total risk-based capital ratio...................            10.91%                    17.28%                       11.53%
  Leverage ratio...................................             4.96%                     6.11%                        3.69%

SUN DELAWARE CAPITAL RATIOS (4)
  Tier 1 risk-based capital ratio..................                                                                   10.67%
  Total risk-based capital ratio...................                                                                   11.34%
  Leverage ratio...................................                                                                    8.19%


----------------
(1) As adjusted for the increase in authorized Common Shares approved by shareholders of the Company on August 25, 1998.
(2) Assumes the sale of $12 million of Common Shares in the Offering and the completion of the Preferred Securities offering.
(3) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Common Shares, in a manner consistent with Federal Reserve guidelines.
(4) Assumes that the Company will contribute $35.7 million of proceeds from the sale of the securities to Sun Delaware. The capital ratios, as adjusted, are computed in a manner consistent with OCC guidelines.

                     PRICE RANGE OF COMMON SHARES; DIVIDENDS

         The Company's Common Shares have been quoted on the Nasdaq National Market under the symbol "SNBC" since November 1997. From August 29, 1996, until November 1997, the Company's Common Shares were quoted on the Nasdaq SmallCap Market, with limited and infrequent trading in the Common Shares during this period. The following table sets forth the high and low closing sale prices (adjusted for stock splits and dividends) for the Common Shares for the calendar quarters indicated, as published by the Nasdaq SmallCap and National Markets.


                                                         High               Low
                                                         ----               ---
1996

Third quarter (from August 29, 1996)..............       $8.64             $8.06
Fourth quarter....................................        8.97              8.06

1997

First quarter.....................................        $9.37            $8.26
Second quarter....................................         9.95             8.67
Third quarter.....................................        13.97             9.42
Fourth quarter....................................        21.59            13.65

1998
First quarter.....................................       $30.71           $19.68
Second quarter....................................        30.63            25.25
Third quarter ....................................        29.50            19.25
Fourth quarter (through October 29, 1998) ........        21.00            16.50




         The last reported sale price of the Common Shares on the Nasdaq National Market as of ^ October 30, 1998, was ^ $21.00. There were ^ 328 holders of record of the Company's Common Shares as of ^ October 30, 1998.


         Historically, the Company has not paid cash dividends on its Common Shares. The Company's Board of Directors does not currently intend to pay cash dividends, but may consider such a policy in the future. No decision, however, has been made as to the amount or timing of such cash dividends. The Company paid 5% stock dividends on October 30, 1996, June 25, 1997 and May 26, 1998. The Company declared three for two Common Share stock splits effected by means of 50% stock dividends paid in September 1997 and March 1998. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including the Company's, the Bank's and Sun Delaware's financial condition and results of operations, investment opportunities available to the Company, the Bank or Sun Delaware, capital requirements, regulatory limitations, tax considerations, the amount of net proceeds retained by the Company and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if payment is made, will continue to be paid.

         The ability of the Company to pay dividends is dependent upon the ability of the Bank and Sun Delaware to pay dividends to the Company. Because the Bank is, and Sun Delaware will be, a depository institution insured by the FDIC, they may not pay dividends or distribute capital assets if either one is in default on any assessment due the FDIC. In addition, OCC regulations also impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank and Sun Delaware. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to both the Bank and Sun Delaware and to commit resources to support the Bank and Sun Delaware in circumstances where it might not do so absent such a policy. This policy could have the effect of educing the amount of dividends declarable by the Company.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated November ____, 1998, among the Company and Advest, Inc. and Janney Montgomery Scott Inc., as the representatives (the "Representatives") of the several underwriters named therein ("Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following amounts of Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:


Underwriter:                                               Number of Shares:
------------                                               -----------------

Advest, Inc...............................................
Janney Montgomery Scott Inc...............................

                                                                 -------
Total.....................................................       600,000
                                                                 =======


         The  Underwriting  Agreement  provides  that  the  obligations  of  the
Underwriters  are  subject  to  certain   conditions   precedent  and  that  the
Underwriters will purchase all of the Common Shares offered hereby if any of such Common Shares are purchased.


         The Company has been advised by the Representatives that the Underwriters propose to offer the Common Shares (including the shares to be purchased by directors, officers and employees, and their ^ affiliates, of the Company ^) to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $__________ per Common Share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $__________ per Common Share to certain other dealers. After the Offering, the public offering price, concession and reallowance to dealers may be changed by the Representatives. No such change shall affect the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. In addition, the Company has agreed to pay a financial advisory fee to Advest, Inc. of $75,000 in connection with the Offering.


         The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the Underwriting Agreement, to purchase up to an additional 90,000 Common Shares at the public offering price. To the extent that the Underwriters exercise such option, the Company will be obligated, pursuant to the option, to sell such Common Shares to the
Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Shares offered hereby. If purchased, the Underwriters will offer such additional Common Shares on the same terms as those on which the 600,000 Common Shares are being offered.

         The Underwriters have reserved 150,000 Common Shares offered in the Offering for sale at the public offering price to directors, officers and employees (and their affiliates) of the Company. The Underwriters will not receive any discounts or commissions on Common Shares purchased by such officers, directors or employees (and their affiliates) of the Company. The number of Common Shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other Common Shares offered hereby.

         The Underwriters and dealers may engage in passive market making transactions in the Common Shares in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission"). In general, a passive market maker may not bid for or purchase Common Shares at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Shares during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Shares above independent market levels.

         In connection with the Offering, certain Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase Common Shares in the open market to cover syndicate short positions or to stabilize the price of Common Shares. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Shares in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Shares above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

         The Representatives and certain of the other Underwriters have in the past, and may in the future, perform various services for the Company, including investment banking services, for which they have or may receive customary fees. Advest, Inc. also served as managing underwriter in the Company's public offerings of Common Shares and trust preferred securities in 1997, and advised the Company in certain of its branch purchases. The Representatives also served as managing underwriter for the Company's Preferred Securities offering completed in 1998.

                             VALIDITY OF SECURITIES

         The validity of the Common Shares offered hereby will be passed upon for the Company by Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C., counsel to the Company. Certain legal matters will be passed upon for the Underwriters by Arnold & Porter, Washington, D.C. and New York, New York.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, such material may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

         The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act in connection with the Offering. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Common Shares are traded on the Nasdaq National Market under the symbol "SNBC." Documents filed by the Company with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission are hereby incorporated into this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

          (c) The Company's Current Reports on Form 8-K filed with the Commission on July 27, 1998, March 6, 1998, and February 26, 1998; and

          (d)  The  Company's   Registration   Statement  on  Form  10  declared
               effective by the Commission in August 1996 and any amendment or report filed for the purpose of updating such description.

         In addition, all subsequent documents filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or therein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from the Secretary, Sun Bancorp, Inc., 226 Landis Avenue, Vineland, New Jersey 08360, telephone (609) 691-7700.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Prospectus (including information included or incorporated by reference herein) contains or may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company, including statements preceded by, followed by or that include the words, "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties and may relate to future operating results of the Company.
Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities in addition to those described in "Risk Factors": (1) expected cost savings from the acquisitions not being fully realized or realized within the expected time frame; (2) earnings following the acquisitions being lower than expected; (3) a significant increase in competitive pressures among depository and other financial institutions; (4) costs or difficulties related to the integration of the acquired business being greater than expected; (5) changes in the interest rate environment resulting in reduced margins; (6) general economic or business conditions, either nationally or in the states in which the Company will be doing business, being less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes adversely affecting the businesses in which the Company will be engaged; (8) changes in the securities markets; and (9) changes in the banking industry including the effects of consolidation resulting from possible mergers of financial institutions.

--------------------------------------------------------------------------------  --------------------------------------------------


No dealer,  salesperson  or other  individual  has been  authorized  to give any information or to make any  representation  not contained in this  Prospectus in
connection with the offering covered by this Prospectus.  If given or made, such                    600,000 Shares
information or representation  must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer
to sell  or a  solicitation  of any  offer  to buy,  the  Common  Shares  in any                        [Logo]
jurisdiction  where,  or to any person to whom it is unlawful to make such offer or  solicitation.  Neither  the  delivery of this  Prospectus  nor any sale made
hereunder shall, under any  circumstances,  create an implication that there has                   SUN BANCORP, INC.
not been any change in the affairs of the Company since the date hereof.

                                               --------------------                                   Common Stock

              ^   TABLE OF CONTENTS                                         Page
                  -----------------                                         ----                  ------------------

Prospectus Summary.............................................................3                      PROSPECTUS
Selected Consolidated Financial Data...........................................6
Recent Developments............................................................7                  ------------------
Risk Factors..................................................................10
Management's Discussion and Analysis of

 Financial Condition and Recent Results of

 Operations...................................................................16
Use of Proceeds...............................................................19
Beneficial Acquisition........................................................19
Pro Forma Consolidated Statement of
 Financial Condition..........................................................21                       Advest, Inc.
Capitalization................................................................22

Price Range of Common Shares;                                                                  Janney Montgomery Scott, Inc.

  Dividends...................................................................23
Underwriting..................................................................24
Validity of Securities........................................................25
Experts.......................................................................25
Available Information.........................................................26
Incorporation of Certain Documents by
  Reference...................................................................26
Cautionary Statement Concerning
  Forward-Looking Information.................................................27                     November ____, 1998


--------------------------------------------------------------------------------  --------------------------------------------------

PROSPECTUS

                                  28,302 Shares


                                Sun Bancorp, Inc.

                                  Common Stock

                           --------------------------

         Sun Bancorp, Inc. ("the Company") hereby registers up to 28,302 shares (the "Shares") of its Common Shares, $1.00 par value (the "Common Shares"), for the account of certain selling shareholders (the "Selling Shareholders") in connection with the proposed resale by the Selling Shareholders of 28,302 Shares recently acquired by the Selling Shareholders in connection with the acquisition by the Company of Allegiance Mortgage Company.

         The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

         The Company will pay all of the expenses of this offering, except that the Selling Shareholders will bear the cost of any brokerage commissions or discounts incurred in connection with the sale of the Shares and related legal expenses. The Shares may be sold by the Selling Shareholders directly or through underwriters, dealers or agents in market transactions or in privately negotiated transactions. See "Plan of Distribution."

         The Common Shares are included for trading on the Nasdaq National Market under the symbol "SNBC." On October 30, 1998, the last reported sales price of the Common Shares on the Nasdaq National Market was $21.00 per share.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY. THE SECURITIES ARE NOT OBLIGATIONS OF NOR ARE THE SECURITIES GUARANTEED BY SUN NATIONAL BANK.

                              ---------------------

         No dealer, salesperson or other person is authorized to give any information or to make any representation not contained or incorporated by reference into this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Prospectus.

               The date of this Prospectus is November ___, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, such material may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

         The Company has filed a Registration Statement on Form S-3 together with all amendments and exhibits thereto with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Common Shares are traded on the Nasdaq National Market under the symbol "SNBC." Documents filed by the Company with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission are hereby incorporated into this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

          (c) The Company's Current Reports on Form 8-K filed with the Commission on July 27, 1998, March 6, 1998, and February 26, 1998; and

          (d)  The  Company's   Registration   Statement  on  Form  10  declared
               effective by the Commission in August 1996 and any amendment or report filed for the purpose of updating such description.

         In addition, all subsequent documents filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or therein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from the Secretary, Sun Bancorp, Inc., 226 Landis Avenue, Vineland, New Jersey 08360, telephone (609) 691-7700.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Prospectus (including information included or incorporated by reference herein) contains or may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company, including statements preceded by, followed by or that include the words, "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties and may relate to future operating results of the Company.
Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities in addition to those described in "Risk Factors": (1) expected cost savings from the acquisitions not being fully realized or realized within the expected time frame; (2) earnings following the acquisitions being lower than expected; (3) a significant increase in competitive pressures among depository and other financial institutions; (4) costs or difficulties related to the integration of the acquired business being greater than expected; (5) changes in the interest rate environment resulting in reduced margins; (6) general economic or business conditions, either nationally or in the states in which the Company will be doing business, being less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes adversely affecting the businesses in which the Company will be engaged; (8) changes in the securities markets; and (9) changes in the banking industry including the effects of consolidation resulting from possible mergers of financial institutions.

                                   THE COMPANY

         The Company, a New Jersey corporation, is a bank holding company headquartered in Vineland, New Jersey. The Company's principal subsidiary is Sun National Bank (the "Bank"). At June 30, 1998, the Company had total assets of $1,154 million, total deposits of $754 million and total shareholders' equity of $59 million. Substantially all of the Company's deposits are federally insured by the Bank Insurance Fund ("BIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Company's remaining deposits are federally insured by the Savings Association Insurance Fund ("SAIF"), administered by the FDIC. The Company's principal business is to serve as a holding company for the Bank. As a registered bank holding company, the Company is subject to the supervision and regulation of the FRB.

         The ongoing consolidation of the banking industry, as well as a regionalization of decision-making authority by larger banking institutions, has left many businesses and individuals in the Company's market area under-served. Beginning in 1993, the Company embarked upon a strategy to expand its operations and retail market share in central and southern New Jersey through mergers, acquisitions and internal growth. More recently, this strategy has broadened to include contiguous portions of Delaware. The Board of Directors and management sees opportunities to expand the Company as a result of the lack of competitive commercial banking services being provided to local businesses and recognized the need for a locally based and managed community bank. In executing its expansion strategy, the Company has successfully completed the acquisition of two commercial banks with a total of $119 million in assets, as well as six branch purchase transactions in which the Company acquired a total of 27 branches with $404 million in deposits, and has opened five de novo branches since 1993. An additional acquisition of two branches in southern and central New Jersey, from Summit Bank ("Summit") with $14.8 million in deposit liabilities is pending.

         In July 1998, the Company entered into an agreement that will expand its banking operations into Delaware through the assumption, by a new national bank subsidiary to be named "Sun National Bank, Delaware" ("Sun Delaware"), of approximately $179 million in deposits (including eight branch locations) and the purchase of $139 million in loans, from Household Bank, fsb., the successor to Beneficial National Bank, Wilmington, Delaware (the "Beneficial Acquisition"). The Beneficial Acquisition is expected to be consummated in the fourth quarter of 1998. See "Beneficial Acquisition." In July 1998, the Company also acquired its first non-bank operating subsidiary, Allegiance Mortgage Company, a retail mortgage banking operation, in exchange for 28,302 shares of common stock and subsequently renamed it "Sun Mortgage Company." Sun Mortgage Company has one office located in Cherry Hill, New Jersey. The Company intends to offer residential mortgage products and services to its customers through Sun Mortgage Company.

         Through its acquisition and expansion program, the Company has significantly increased its asset size as well as the Company's retail network. At December 31, 1993, the Company's total consolidated assets were $112.0 million as compared to $1,154 million at June 30, 1998.

         The Company provides community banking services through 42 branches located in southern and central New Jersey. Sun Delaware will conduct a similar business through eight branches in contiguous markets in Delaware. The Company offers a wide variety of consumer and commercial lending, as well as deposit services. The loans offered by the Company include commercial and industrial loans, commercial real estate loans, home equity loans, mortgage loans and installment loans. The Company's deposit and personal banking services include checking, regular savings, money market deposits, certificates of deposit and individual retirement accounts. Through a third party arrangement, the Company also offers mutual funds, securities brokerage and investment advisory services. The Company considers its primary market area to be southern and central New Jersey and intends to expand its primary market area to contiguous markets in Delaware upon completion of the Beneficial Acquisition. The Company's market area contains a diverse base of customers, including agricultural, manufacturing, transportation, hospitality and retail consumer businesses.

         In recent years, the Company has experienced a significant level of loan growth. The Company's loan portfolio increased from $83.4 million at December 31, 1993, to $486.1 million at June 30, 1998. Much of this loan growth is attributable to the Company's hiring of a number of experienced loan officers previously employed by larger banking organizations. In most cases, these loan officers brought with them established contacts and relationships with individuals or entities throughout the Company's primary market area and thus have been able to increase the Company's customer base and the number of loan originations. The Company also has established a number of regional advisory boards, comprised of prominent local business and community representatives, who refer significant business opportunities to the Company. In addition, the Company has made significant efforts to increase its lending to businesses along the central and southern New Jersey seashore that are primarily operational during certain times of each year (i.e. seasonal lending), which has contributed to the Company's loan growth.

         To support and manage the expanded operations of the Company and to provide adequate management resources to support further expansion and growth, the Company has recruited and hired, in addition to experienced commercial loan officers, credit, compliance, loan review, internal audit, operations personnel and senior level executives. Additionally, the Company has enhanced and expanded its operational and management information systems and taken steps to enhance its oversight of third-party vendors. While the Company continues to monitor its rapid growth, as well as the adequacy of management and resources available to support such growth, there can be no assurance that the Company will be successful in managing all elements relating to this rapid growth.

         The growth and expansion of operations through mergers and acquisitions and internal growth has resulted in a significant increase in assets, loans and deposits since December 31, 1993, and a corresponding increase in net interest income, non-interest income and non-interest expenses.

         The executive office of the Company is located at 226 Landis Avenue, Vineland, New Jersey 08360 and its telephone number is (609) 691-7700.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares being offered by the Selling Shareholders. The Company will pay all expenses incurred in connection with the public offering of the Shares. The Selling Shareholders will pay all transaction costs associated with effecting any sales of the Shares that occur.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of Common Shares owned by the Selling Shareholders and being registered under the Registration Statement (of which this Prospectus is a part) on behalf of the Selling Shareholders and certain information regarding the Selling Shareholders.


       Name                      Number of shares owned and being registered
       ----                      -------------------------------------------

Francis J. Pontillo                                    5,850
Jerome C. Pontillo                                     4,000
James S. Feigenbaum                                    4,000
Martin Feigenbaum                                      4,000
Sam Feigenbaum                                         4,000
Fred Scott Berlinsky                                   4,000
Kevin B. O'Donnell                                     2,452
                                                      ------
Total                                                 28,302
                                                      ======


                              PLAN OF DISTRIBUTION

         The Selling Shareholders have advised the Company that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions in the over-the-counter market, on the Nasdaq National Market, on any exchange on which the Common Shares may then be listed, in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Shareholders and any broker-dealers or agents participating in such sales may be deemed to be underwriters as that term is defined under the Securities Act and any discount or commission received by them and any profit on the resale of shares as principals would be deemed to be underwriting discounts or commissions under the Securities Act. Neither the Company nor the Selling Shareholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time.

         The Company will pay certain expenses in connection with this offering, estimated to be approximately $5,000, but will not pay for any underwriting commissions and discounts, if any, or counsel fees or other expenses of the Selling Shareholders.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


^



Item 16. Exhibits and Financial Statement Schedules:

                  The financial statements and exhibits filed as part of this Registration Statement are as follows:

                  (a)      List of Exhibits:

                   1       Form of Underwriting Agreement*
                 3.1       Amended and Restated Certificate of Incorporation*
                 3.2       Amended and Restated Bylaws**
                   4       Common Stock Specimen***
                   5       Opinion of  Malizia,  Spidi,  Sloane,  & Fisch,  P.C.*
                23.1       Consent of Deloitte & Touche LLP*
                23.2       Consent of Malizia, Spidi, Sloane & Fisch, P.C. (included in Exhibit 5)*

                  (b)      Financial Statements Schedules****


*        Previously filed.
**       Incorporated by reference to the registrant's Current Report on Form 8-K dated March 3, 1998.
***      Incorporated by reference to the registrant's Registration Statement on Form S-1, file no. 333-
         21903.
****     All schedules  are omitted  because they are not required or applicable or the required information is shown in the financial statements or the notes thereto incorporated in this Registration  Statement by reference to the  registrant's  Annual  Report on Form 10-K for the  fiscal  year ended December 31, 1997.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vineland, New Jersey, on November 2, 1998.


                                       SUN BANCORP, INC.



                                       By:      /s/Philip W. Koebig, III
                                                --------------------------------
                                                Philip W. Koebig, III
                                                Executive Vice President
                                                (Duly Authorized Representative)

         We, the undersigned directors and officers of Sun Bancorp, Inc., do hereby severally constitute and appoint Philip W. Koebig, III and Robert F. Mack our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us and in our names in the capacities indicated below which said Philip W. Koebig, III and Robert F. Mack may deem necessary or advisable to enable Sun Bancorp, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement on Form S-3, including specifically, but not limited to, power and authority to sign for us or any of us, in our names in the capacities indicated below, the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that Philip W. Koebig, III and Robert F. Mack do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on^ November 2, 1998.

/s/Adolph F. Calovi                                        /s/Bernard A. Brown
-----------------------------------------------            -------------------------------------
Adolph F. Calovi                                           Bernard A. Brown
President, Chief Executive Officer and Director            Chairman of the Board
(Principal Executive Officer)


/s/Sidney R. Brown                                         /s/Philip W. Koebig, III
-----------------------------------------------            -------------------------------------
Sidney R. Brown                                            Philip W. Koebig, III
Vice Chairman, Treasurer and Secretary                     Executive Vice President and Director


/s/Peter Galetto, Jr.                                      /s/Anne E. Koons
-----------------------------------------------            -------------------------------------
Peter Galetto, Jr.                                         Anne E. Koons
Director                                                   Director


/s/Robert F. Mack                                          /s/Ike Brown
-----------------------------------------------            -------------------------------------
Robert F. Mack                                             Ike Brown
Executive Vice President and Chief Financial Officer       Director
(Principal Financial and Accounting Officer)


                                      II-2